Gallagher Securities, Inc. (f/k/a Willis Securities, Inc.)

(A Wholly Owned Subsidiary of Arthur J. Gallagher (U.S) LLC)

(SEC I.D. No. 53563)

Statement of Financial Condition as of December 31, 2022, and Report of Independent Registered Public Accounting Firm

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SEC FILE NUMBER
8-53563

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gallagher Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Madison Avenue, 28th Floor

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mr. Ryan Fitzpatrick, Chief Compliance Officer	212-309-3494	Ryan_Fitzpatrick@ajgre.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith & Brown PC

(Name – if individual, state last, first, middle name)

1411 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Ryan Fitzpatrick, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gallagher Securities, Inc., as of December 31, 2022, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Ryan Fitzpatrick
Chief Compliance Officer of
Gallagher Securities, Inc.

ERIK M VIETZ
Notary Public - State of New York
NO. 01VI6252358
Qualified in Westchester County
My Commission Expires Dec 5, 2023

ERIK M VIETZ NOTARY PUBLIC STATE OF NEW YORK

Notary Public

withum+

ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and those Charged with Governance of
Gallagher Securities, Inc. (f/k/a Willis Securities, Inc.):

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gallagher Securities, Inc. (f/k/a Willis Securities, Inc.) (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2021.

New York, New York
March 31, 2023

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

GALLAGHER SECURITIES, INC. (f/k/a WILLIS SECURITIES, INC.)
(A Wholly Owned Subsidiary of Arthur J. Gallagher (U.S.) LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	18,099,412
Commissions and fees receivable		364,554
Income taxes receivable		220,914
Prepaid expenses and other assets		5,990
Deferred tax asset		136,600
TOTAL	$	18,827,470

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Payables to Parent and Affiliate	$	2,528,417
Accounts payable, accrued expenses, and other liabilities		954,264
Total liabilities		3,482,681
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value — 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		6,297,556
Retained earnings		9,046,233
Total stockholder's equity		15,344,789
TOTAL	$	18,827,470

The accompanying notes are an integral part of these financial statements.

GALLAGHER SECURITIES, INC. (f/k/a WILLIS SECURITIES, INC.)
(A Wholly Owned Subsidiary of Arthur J. Gallagher (U.S.) LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

1. **ORGANIZATION**

    Gallagher Securities, Inc. (f/k/a Willis Securities, Inc.) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is registered with the Municipal Securities Rulemaking Board and the National Futures Association.

    The Company, a wholly owned subsidiary of Arthur J. Gallagher (U.S.) LLC (the "Parent"), was incorporated as CBL Equities, Inc. in 1977, with business commencing in 1984. CBL Equities, Inc. was discontinued in 1998 and remained dormant until 2001 when it was renamed Willis Equities, Inc. Willis Equities, Inc. reapplied for registration as a broker-dealer in 2001 and received its license in 2002. The Company was renamed Willis Securities, Inc. in 2003. Effective December 1, 2021, Willis Securities, Inc. was sold to Arthur J. Gallagher & Co. changing the parent from Willis North America, Inc. (the "former Parent") to Arthur J. Gallagher (U.S.) LLC (the "Parent"). Effective January 19, 2022, the Company filed an amendment to change the Company's name from Willis Securities, Inc. to Gallagher Securities, Inc.

    The Company has a fully disclosed clearing agreement with Pershing LLC and acts as an introducing broker only for customer accounts through such agreement. The Company does not handle or maintain customer funds.

2. **SIGNIFICANT ACCOUNTING POLICIES**

    Basis of Presentation — The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Parent and former Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company. Because of these services provided by the Parent and former Parent, the Company's accompanying statement of financial condition may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

    This statement of financial condition has been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company's primary use of liquidity is to fund working capital requirements of the business, including meeting necessary collateral posting requirements established by FINRA to facilitate revenue earning activities. Continued capital market uncertainty may continue to have a negative impact on the Company's results from operations, and ability to generate liquidity from operating and investing activities, which may require the Company to seek additional funding from the Parent.

GALLAGHER SECURITIES, INC. (f/k/a WILLIS SECURITIES, INC.)
(A Wholly Owned Subsidiary of Arthur J. Gallagher (U.S.) LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

Cash and cash equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There is no restricted cash or cash equivalents included in the cash balance.

Commissions and Fees Receivable — Commissions and fees receivable are recognized net of allowance for uncollectible accounts. Credit losses are recorded, when necessary, in an amount considered by management to be sufficient to recognize incurred losses for uncollectible accounts to state the commissions and fees receivable at their net realizable value. The Company recognized receivables from commissions and fees of $480,000 and $364,554 at January 1, 2022 and December 31, 2022, respectively. The Company did not have any contract assets and liabilities at January 1, 2022 or December 31, 2022. There was no impairment expense recognized for the year ended December 31, 2022.

Income Taxes — The Company is included in the consolidated federal and unitary state income tax returns filed by the former Parent and files a separate state income tax return. The Company's share of the consolidated income taxes is determined using the modified "separate-return" method. Under this method, the Company determines current and deferred expense or benefit for the period as if the Company was filing a separate tax return. Also, for the purposes of evaluating whether existing net deferred tax assets are realizable the Company can consider its expectation of whether net deferred tax assets will ultimately be realized at the consolidated tax return level. The Company has not identified any unrecognized tax benefits as of December 31, 2022.

Use of Estimates — This statement of financial condition conforms to U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement. This may include assessing the probability of mergers and acquisitions transactions closing during a specified time period when evaluating the accrual of certain severance benefits. Estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Estimates are used when accounting for discretionary compensation, share-based compensation, accrued liabilities, income taxes, commitments and contingencies, and revenue recognition.

Recent Accounting Pronouncements —

Adopted

In October 2021, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which addresses the accounting for revenue contracts with customers acquired in a business combination, as well as contract assets and contract liabilities from other contracts to which the provisions of Accounting Standards Codification

GALLAGHER SECURITIES, INC. (f/k/a WILLIS SECURITIES, INC.)
(A Wholly Owned Subsidiary of Arthur J. Gallagher (U.S.) LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

("ASC") 606 apply. This ASU amends Topic 805 to add these contracts to the list of exceptions to the recognition and measurement principles that apply to business combinations and to require that an entity recognize and measure such contract assets and contract liabilities acquired in a business combination in accordance with ASC 606. This ASU becomes effective for the Company on January 1, 2023 and must be applied prospectively to business combinations occurring on or after this date. As permitted, the Company early-adopted this ASU on January 1, 2022 without material impact on its statement of financial condition.

3. **RELATED-PARTY TRANSACTIONS**

The former Parent, Parent, and Affiliates provide the Company with various services, including management, accounting, and record keeping services, and allocates these costs to the Company. The Company recorded allocated management and administration expense of $1,468,603 from the former Parent and Parent or Affiliate, respectively, for the year ended December 31, 2022, and such amount is included in employee compensation and other operating expenses in the accompanying statement of operations. The company also provides various services to an Affiliate and recorded a credit of $308,351, for the year ended December 31, 2022, and such amount is included in employee compensation in the accompanying statement of operations. In addition to management services, other various services are provided by or to Parent and Affiliates including invoices and payroll paid on behalf of the Company totaling $1,308,726. At December 31, 2022, the Company has a total liability owed to the Parent or Affiliate of $2,468,977 for allocated management, Accounting, and various other services as described above.

The Company also has an Affiliate Services and Revenue Sharing Agreement with an indirect subsidiary of Arthur J. Gallagher & Co. This agreement establishes procedures for the parties to provide certain consulting services to each other, and for the party receiving such consulting services to share a portion of revenues received from related transactions with the party providing such services. For the year ended December 31, 2022, there were no transactions with these entities.

On occasion the Company may seek additional capital from the Parent to fund operations, or for regulatory capital and initial purchases related to the underwriting of securities. During 2022, the Company borrowed $336,000,000 from the Parent on an un-subordinated basis. All borrowings were obtained on an arm's length basis and paid back during the year.

4. **CONCENTRATION OF RISKS**

The Company maintains its cash balances with major depository institutions, in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk on such deposits.

GALLAGHER SECURITIES, INC. (f/k/a WILLIS SECURITIES, INC.)
(A Wholly Owned Subsidiary of Arthur J. Gallagher (U.S.) LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

5. **NET CAPITAL REQUIREMENTS**

   The Company is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1) and elects to calculate the minimum net capital under the alternate method as permitted under Rule 15c3-1, paragraph (a)(1)(ii), which requires the maintenance of minimum net capital of $250,000. At December 31, 2022, the Company had net capital of $13,624,728, which was $13,374,728 in excess of required net capital.

6. **SUBSEQUENT EVENTS**

   Subsequent events have been evaluated through the date the statement of financial condition was issued on March 31, 2023. No subsequent events were noted that required adjustment or disclosure in the statement.

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